UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
               (Amendment No.       4       )*


             McCaw Cellular Communications, Inc.
________________________________________________________________
                      (Name of Issuer)


                    Class A Common Stock
________________________________________________________________
               (Title of Class of Securities)


                         579468-10-9
                _____________________________
                       (CUSIP Number)


Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                     Page 1 of 6 Pages


                            13G

CUSIP NO.  579468109                            Page 2 of 6 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robert A. Lawrence  ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) _____
                                                      (b) __X__

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

        5.   SOLE VOTING POWER

             12,000

        6.   SHARED VOTING POWER

             5,950,001

        7.   SOLE DISPOSITIVE POWER

             12,000

        8.   SHARED DISPOSITIVE POWER

             5,950,001

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
             5,962,001

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
                                           ______

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.0%

12. TYPE OF REPORTING PERSON*
             IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT

                       Page 2 of 6 Pages


Item 1(a)    Name of Issuer:
                     McCaw Cellular Communications, Inc.

     2(b)    Address of Issuer's Principal Executive Offices:
                     5400 Carillon Point
                     Kirkland, WA  98033

Item 2(a)    Name of Person Filing:
                     Robert A. Lawrence

     2(b)    Address of Principal Business Office, or if none,
             Residence:
                     50 Congress Street
                     Boston, MA  02109

     2(c)    Citizenship:
                     United States of America

     2(d)    Title of Class of Securities:
                     Class A Common Stock

     2(e)    CUSIP Number:
                     579468-10-9

Item 3       If this statement is filed pursuant to
             Rules 13d-1(b) or 13d-2(b):
                     Not applicable


Item 4(a)    Amount beneficially owned:

                     5,962,001 shares

     4(b)    Percent of Class:  4.0%

     4(c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:

                                      12,000 shares


                           Page 3 of 6 pages




              (ii)   Shared power to vote or to direct the
                     vote:
                                  5,950,001 shares <F1>

              (iii)  Sole power to dispose or to direct the
                     disposition of:
                                      12,000 shares

              (iv) Shared power to dispose or to direct the disposition of:
                                  5,950,001 shares <F1>


<fn1>  Mr. Lawrence is one of the three trustees under the will
(the "Jordan Will") of the late Eben D. Jordan, who died in 1895. The other trustees are William O. Taylor and Roland D. Grimm. As of December 31, 1993, there were six sub-trusts under the Jordan Will for the benefit of the issue of the testator, all of which will terminate in 1996. In one sub-trust there were 1,957,111 shares of Class A Common Stock. The sole income beneficiary is Dorothy R. Kidder. In the second sub-trust there were 951,241 shares of Class A Common Stock. The sole income beneficiary of the second sub-trust is Jeremy Clay. In the third sub-trust there were 951,242 shares of Class A Common Stock. The sole income beneficiary of the third sub-trust is Bridget Symonds. In each of the fourth and fifth trusts there were 66,648 shares of Class A Common Stock. The income beneficiaries of the fourth and fifth trusts are Lucilla Clay and Peter Clay, respectively. In the sixth trust there were 1,957,111 Class A Common Stock. There are seven income beneficiaries of this sub-trust, no one of whom is entitled to more that 1/6th of the income of the trust. All figures set forth in this paragraph are as of December 31, 1993.

Ownership of all of the shares of the issuer held in the foregoing six sub-trusts is through a single voting trust, the Jordan Voting Trust, which terminates in 1996. Mr. Grimm, Mr. Lawrence and Mr. Taylor are the voting trustees under the Jordan Voting Trust and share all voting rights with respect to the shares held in the Voting Trust. Dispositive power with respect to such shares continues to be shared by the same three persons as trustees under the Jordan Will. Voting trust units have been issued by the Jordan Voting Trust to the trustees under the Jordan Will for the benefit of each of the six individual or group beneficiaries under the Jordan Will referred to above, in an amount equivalent to the respective number of shares of the issuer formerly held in such individual's or group's sub-trust under the Jordan Will.

                        Page 4 of 6 pages



Item 5    Ownership of Five Percent or less of a Class:
                     Statement is being filed to report the
                     fact that as of the date hereof the
       ___XX___      reporting person has ceased to be the
                     beneficial owner of more than five percent of the class of securities.

Item 6 Ownership of more than Five Percent on behalf of another person:
                     See response to Item 4(c) and notes
                     thereto.

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:

                     Not Applicable

Item 8    Identification and Classification of members of the group:

                     Not Applicable

Item 9    Notice of dissolution of group:

                     Not Applicable

Item 10   Certification:

                     Not Applicable


                       Page 5 of 6 pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 19, 1994



                         /s/ Robert A. Lawrence
                         Robert A. Lawrence


                         Page 6 of 6 pages